FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2009

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of registrant’s name into English)

Plaza San Nicolás 4
48005-Bilbao (Spain)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

ITEM 1.	RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2009	1

i

ITEM 1.  RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2009

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•
“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of Banco Bilbao Vizcaya, S.A. (“BBV”) and Argentaria, Caja Postal y Banco Hipotecario, S.A. (“Argentaria”), which was approved by the shareholders of each institution on December 18, 1999.

•	“BBVA Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•              general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•              changes in applicable laws and regulations, including taxes;

•              the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•              changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•              ongoing market adjustments in the real estate sectors in Spain, the United States and Mexico;

•              the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•              changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•              our ability to hedge certain risks economically;

•              our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•              force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

BBVA’s consolidated annual and interim financial statements were prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats and as amended thereafter (“Circular 4/2004”).

The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 on a consistent basis with that applied to BBVA’s consolidated annual an interim financial statements.

This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2008 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on April 2, 2009 (the “2008 Form 20-F”) and BBVA’s Interim Consolidated Financial Statements on Form 6-K for the six months ended June 30, 2009 (the “June 30, 2009 6-K”) filed with the SEC on October 5, 2009.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  BBVA’s 2008 Form 20-F and June 30, 2009 6-K includes a reconciliation of certain financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP. We have not prepared or included in this report on Form 6-K a reconciliation of the financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of September 30, 2009 or for the nine months ended September 30, 2008 and 2009.

The BBVA Group

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.  For the nine months ended September 30, 2009, BBVA had net income attributed to parent company of €4,179 million, and as of September 30, 2009 BBVA had total assets of €537,305 million and stockholders’ equity of €30,707 million.

Selected Financial Data

EU-IFRS (*)

	Nine months ended September 30,
	2009	2008
	(in millions of euros, except per share/ADS data (in euro))
Interest and similar income	18,325	22,657
Interest expense and similar charges	(8,033)	(14,058)
Net interest income	10,292	8,599
Dividend income	290	402
Share of profit or loss of entities accounted for using the equity method	6	268
Fee and commission income	3,928	4,177
Fee and commission expenses	(661)	(755)
Net gains (losses) on financial assets and liabilities	644	1,369
Net exchange differences	480	50
Other operating income	2,502	2,838
Other operating expenses	(2,106)	(2,528)
Gross income	15,375	14,420
Administration costs	(5,576)	(5,740)
Depreciation and amortization	(528)	(512)
Provision (net)	(234)	(594)
Impairment on financial assets (net)	(3,686)	(2,081)
Net operating income	5,351	5,493
Impairment on other assets (net)	(301)	(11)
Gains (losses) in written off assets not classified as non-current assets held for sale	18	40
Gains (losses) in non-current assets held for sale not classified as discontinued operations	882	776
Income before tax	5,950	6,298
Income tax	(1,418)	(1,529)
Income from ordinary activities	4,532	4,768
Income from discontinued operations (net)	-	-
Net income	4,532	4,768
Net income attributed to parent company	4,179	4,501
Profit or loss attributed to minority interest	353	267
Per share/ADS(1) Data
Net operating income(2)	1.44	1.48
Number of shares outstanding (at period end)	3,747,969,121	3,747,969,121
Net income attributed to parent company (2)	1.12	1.21

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.
(2)
Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,715 million and 3,713 million shares in the nine months ended September 30, 2009 and 2008, respectively).

EU-IFRS (*)

	As of September 30,	As of December 31,	As of September 30,
	2009	2008	2008
	(in millions of euros, except percentages)
Consolidated balance sheet data
Total assets	537,305	542,650	527,932
Capital stock	1,837	1,837	1,837
Loans and receivables (net)	345,629	369,494	364,754
Deposits from other creditors	249,365	255,236	237,648
Minority interests	1,254	1,049	1,006
Stockholders’ funds	29,997	26,586	26,575
Stockholders’ equity	30,707	26,705	27,336

	Nine months ended September 30,
	2009	2008
Consolidated ratios
Profitability ratios:
Net interest margin (3)	2.52%	2.26%
Return on average total assets(4)	1.11%	1.25%
Return on average equity(5)	21.2%	25.5%

	Nine months ended September 30,
	2009	2008
	(in millions of euros, except percentages)
Credit quality data
Non-performing assets (6)	12,500	6,544
Loan loss reserve (7)	8,459	8,328
Non-performing assets (NPA) ratio	3.4%	1.7%
Non-performing assets (NPA) coverage ratio	68%	127%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(3)	Represents net interest income as a percentage of average total assets.
(4)	Represents annualized net income for the period, which we calculate as our net income for the period multiplied by four thirds, as a percentage of average total assets for the period.
(5)
Represents annualized net income attributed to the parent company for the period, which we calculate as our net income attributed to the parent company for the period multiplied by four thirds, as a percentage of average stockholders’ funds for the period.

(6)
Non-performing assets include: non-performing loans (€12,130 million and €6,405 million as of September 30, 2009 and 2008, respectively) and other non-performing assets (€370 million and €139 millions as of September 30, 2009 and 2008, respectively).

(7)	Includes loan loss reserve and contingent liabilities loss reserve.

Summary of Results of Operations

Net interest income rose 19.7% to €10,292 million for the nine months ended September 30, 2009 from €8,599 million for the nine months ended September 30, 2008 due to our pricing policy and to active management of the structural risks on our balance sheet in the context of a slowdown in business. In BBVA’s business with customers in the euro zone the sharp decline in interest rates in recent quarters initially had a positive effect because assets were repriced more slowly than liabilities. However, now the reduction in the yield on loans (down 73 basis points to 3.68% as of September 30, 2009) is greater than the decline in the cost of funds (down 37 basis points to 0.85% as of September 30, 2009). Consequently the customer spread has dropped to 2.83% for the nine months ended September 30, 2009, returning to the level prior to the drastic decline in interest rates. Nevertheless, the risk profile is now lower because assets, such as the consumer finance portfolio, have shrunk and liabilities, in the form of liquid funds, have expanded.

Dividend income decreased to €290 million for the nine months ended September 30, 2009, compared to €402 million for the nine months ended September 30, 2008. The difference is due to timing differences associated with our receipt of Telefonica S.A.’s second dividend (€133 million), which was booked in the third quarter last year; whereas, this year it will be booked in the fourth quarter.

 Share of profit or loss of entities accounted for using the equity method comes to €6 million for the nine months ended September 30, 2009. This is significantly lower than €268 million for the nine months ended September 30, 2008, which included €212 million on sales from the industrial holdings portfolio, principally our interest in  Gamesa Corporación Tecnológica, S.A..

Fees and commission income and expenses (net) was down 4.5% to €3,267 million for the nine months ended September 30, 2009 from €3,422 million for the nine months ended September 30, 2008, mainly due to the decrease on fees and commission income from mutual funds and pensions funds.

Net gains (losses) on financial assets and liabilities and exchange rates decreased to €1,124 million for the nine months ended September 30, 2009 from €1,419 million for the nine months ended September 30, 2008, which is €295 million less than the same period last year. The €1,419 million for the nine months ended September 30, 2008 included €232 million related to the Group’s sale of shares in the initial public offering of Visa, Inc.

Net operating income and expenses for the nine months ended September 30, 2009 was €396 million, an increase of 28.1% compared to €310 million for the nine months ended September 30, 2008.

Administration costs and depreciation and amortization for the nine months ended September 30, 2009 was €6,105 million compared to €6,252 million for the nine months ended September 30, 2008, a decrease of 2.4% due to a strict control in administration cost.

Net provisions for the nine months ended September 30, 2009 came to €234 million. This is €360 million less than €594 million provided for the nine months ended September 30, 2008, which included €470 million for one-off early retirements.

Impairment on financial assets (net) were up 77.1% in the nine months ended September 30, 2009 to €3,686 million from €2,081 million in the nine months ended September 30, 2008, mainly due to the increase of non-performing assets (€12,500 million and €6,544 million as of September 30, 2009 and 2008, respectively) due primarily to the deterioration of the economic environment. The Group’s non-performing asset ratio increased substantially to 3.4% as of September 30, 2009 from 1.7% as of September 30, 2008. In addition, the Group’s coverage ratio dropped significantly to 68% as of September 30, 2009 from 127% as of September 30, 2008 mainly due to the write-offs made during the nine months ended September 30, 2009.

Impairment on other assets (net) for the nine months ended September 30, 2009 was €301 million compared to €11 million for the nine months ended September 30, 2008, an increase of €290 million due primarily to impairment charges for investments in tangible assets and inventories from our real estate businesses.

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the nine months ended September 30, 2009 was €882 million, an increase of 13.6% million, compared to €776 million for the nine months ended September 30, 2008. The €882 million for the nine months ended September 30, 2009 included capital gains of €830 million generated by the sale on September 25, 2009, of 948 fixed assets (mainly branch offices and various individual properties) to a third-party real estate investor. At the same time, BBVA signed a sale and leaseback long-term contract with such investor, which includes an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (in most cases, the termination date of each lease agreement). The €776 million for the nine months ended September 30, 2008 included a gross gain of €727 million from the sale of our stake in Bradesco.

Income tax for the nine months ended September 30, 2009 was €1,418 million, a decrease of 7.2% from €1,529 million for the nine months ended September 30, 2008.

Net income for the nine months ended September 30, 2009 amounted to €4,532 million, a decrease of 4.9% compared to €4,768 million for the nine months ended September 30, 2008.

Net income attributed to parent company for the nine months ended September 30, 2009 was €4,179 million, a decrease of  7.2% from €4,501 million for the nine months ended September 30, 2008.

Profit or loss attributed to minority interest for the nine months ended September 30, 2009 was a profit of €353 million, an increase of 31.8% from a profit of €267 million for the nine months ended September 30, 2008, primarily due to the increase in the profits obtained by certain of our subsidiaries in Latin American, primarily in Venezuela, Peru and Chile, which have minority shareholders.

Key Indicators

Return on equity was 21.2% for the nine months ended September 30, 2009 compared to 25.5% for the nine months ended September 30, 2008.

The cost/income ratios including depreciation, for the nine months ended September 30, 2009 and 2008 were 39.7% and 43.4%, respectively.

The Group’s total assets as of September 30, 2009 were €537,305 million, compared to 542,650 million as of December 31, 2008 and €527,932 million as of September 30, 2008.

As of September 30, 2009 lending to customers amounted to €331,005 million, compared to €342,671 million as of December 31, 2008 and €344,641 million as of September 30, 2008, which represents a 3.4% decrease as of September 30, 2009 compared to as of September 30, 2008.

Lending to domestic customers in Spain increased in economic sector where the risk was lower. The public sector accounted for €20,247 million as of September 30, 2009, which was a year-on-year increase of 20.5%. The loan portfolio of the domestic private sector stood at €184,750 million as of September 30, 2009 and secured loans account for the main part of this. They came to €106,761 million, which is similar to the amount as a year earlier. Conversely, items of higher risk, such as commercial lending in Spain have dropped significantly (down 38.0% year-on-year).

Lending to non-resident customers as of September 30, 2009 was €126,008 million, a decrease of 6.6% compared to €134,872 million as of September 30, 2008. This item is partly affected by the depreciation of Latin-American currencies and especially by the slowdown in lending in Mexico, in the United States and in some South American countries.

Non-performing loans amounted to €12,130 million as of September 30, 2009, up significantly from €8,358 million as of December 31, 2008 and €6,405 million as of September 30, 2008, a year-on-year increase of 89.4%. Total non-performing assets (which include non-performing loans and other non-performing assets) amounted to €12,500 million as of September 30, 2009, compared to €6,544 million as of September 30, 2008, an increase of 91.0%. The non-performing asset ratio was 3.4% as of September 31, 2009 and 1.7% as of September 30, 2008. The non-performing asset coverage ratio was 68% as of September 31, 2009, down significantly from 127% as of September 30, 2008.

Non-performing loans in the domestic private sector as of September 30, 2009 stood at €8,391 million, up significantly from €3,855 million as of September 30, 2008, but continuing to slow on a quarter-by-quarter basis. In 2009 they increased 25.7% in the first quarter, 13.2% in the second quarter and 7.6% in the third quarter. The reasons behind the improvement are the lower additions to NPL and the active debt recovery policy.

As of September 30, 2009 total customer funds, on and off the balance sheet, were €499,695 million, an increase of 1.4%, from €492,654 million as of September 30, 2008.

Customer funds on the balance sheet rose by 3.2% to €366,581 million, compared to €355,283 million as of September 30, 2008. This item is slightly higher than the customer loan portfolio, resulting in a favorable liquidity positioning. Of the above amount, customer deposits account for €249,365 million (up 4.9% year-on-year), marketable debt securities account for €98,622 million (down 3.4% year-on-year) and subordinate liabilities account for €18,594 million (up 19.9%).

Customer funds off the balance sheet came to €133,115 million, a 3.1% decrease compared to €137,371 million as of September 30, 2008.

Base Capital

Based on the framework of Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of September 30, 2009 and December 31, 2008 our consolidated Tier I risk-based capital ratio was 9.4% and 7.9%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 13.2% and 12.2%, as of September 30, 2009 and December 31, 2008, respectively. Basel II recommends that these ratios be at least 4% and 8%.

The increase in the Tier I risk-based capital ratio was primarily the result of the generation and retention of profit during the nine months ending September 30, 2009 and the issuance in September 2009 of mandatory convertible bonds in an aggregate amount of €2,000 million.

Segment Analysis

BBVA has a organizational structure pursuant to which it operates in the following business areas: Spain and Portugal; Wholesale Banking and Asset Management (“WB&AM”); Mexico; the United States; South America; and Corporate Activities.  The following tables present information regarding our results of operations by business area for the nine months ended September 30, 2009 and 2008:

	Information By Business Areas for the nine months ended September 30, 2009
	(Million euros)
	Spain and Portugal	WB&AM	Mexico	United States	South America	Corporate Activities	Total
Net interest income	3,693	871	2,505	1,100	1,822	301	10,292
Net fees and commissions	1,123	389	805	411	619	(80)	3,267
Net gains (losses) on financial assets and liabilities and exchange differences	153	(13)	310	135	360	179	1,124
Other income (expenses)	324	156	102	(26)	(1)	137	692
Gross income	5,293	1,403	3,722	1,620	2,800	540	15,375
Administration costs	(1,752)	(381)	(1,110)	(805)	(1,031)	(497)	(5,576)
Personnel expenses	(1,132)	(253)	(550)	(498)	(574)	(410)	(3,417)
General and administrative expenses	(620)	(127)	(560)	(308)	(457)	(87)	(2,159)
Depreciation and amortization	(79)	(9)	(48)	(156)	(85)	(151)	(528)
Impairment on financial assets (net)	(1,595)	53	(1,097)	(479)	(310)	(258)	(3,686)
Provisions (net) and other gains (losses)	805	-	(24)	(30)	(9)	(377)	365
Income before tax	2,672	1,066	1,443	150	1,365	(746)	5,950
Income tax	(795)	(293)	(340)	(47)	(316)	373	(1,418)
Net Income	1,877	773	1,103	103	1,049	(373)	4,532
Profit or loss attributed to minority interest	-	3	2	-	360	(12)	353
Net income attributed to parent company	1,877	770	1,101	103	689	(361)	4,179

	Information By Business Areas for the nine months ended September 30, 2008
	(Million euros)
	Spain and Portugal	WB&AM	Mexico	United States	South America	Corporate activities	Total
Net interest income	3,547	495	2,809	963	1,554	(769)	8,599
Net fees and commissions	1,222	311	944	401	561	(17)	3,422
Net gains (losses) on financial assets and liabilities and exchange differences	206	310	316	99	163	325	1,419
Other income (expenses)	315	371	69	18	6	201	980
Gross income	5,290	1,487	4,138	1,481	2,284	(260)	14,420
Administration costs	(1,861)	(365)	(1,293)	(785)	(951)	(485)	(5,740)
Personnel expenses	(1,219)	(236)	(649)	(484)	(523)	(417)	(3,528)
General and administrative expenses	(642)	(128)	(645)	(301)	(427)	(69)	(2,212)

	Information By Business Areas for the nine months ended September 30, 2008
	(Million euros)
	Spain and Portugal	WB&AM	Mexico	United States	South America	Corporate activities	Total
Depreciation and amortization	(81)	(6)	(57)	(177)	(75)	(116)	(512)
Impairment on financial assets (net)	(607)	(205)	(758)	(252)	(212)	(47)	(2,081)
Provisions (net) and other gains (losses)	9	8	(23)	5	(5)	217	211
Income before tax	2,750	919	2,007	272	1,041	(691)	6,298
Income tax	(834)	(172)	(475)	(87)	(247)	286	(1,529)
Net Income	1,916	747	1,532	184	794	(405)	4,768
Profit or loss attributed to minority interest	1,916	742	1,531	184	539	(413)	4,501
Net income attributed to parent company	-	5	1	-	255	6	267

Spain and Portugal

Net interest income of this business area for the nine months ended September 30, 2009 was €3.693 million, a 4.1% increase over the €3,547 million recorded for the nine months ended September 30, 2008, due to the pricing policy and a change in the deposit mix (with current and savings accounts playing a bigger role than time deposits).

Net fees and commissions of this business area amounted to €1,123 million for the nine months ended September 30, 2009, a 8.0% decrease from the €1,222 million recorded for the nine months ended September 30, 2008, due primarily to the drop in fees income from mutual and pension funds and other market-related products.

Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2009 was €153 million, a 25.5% decrease from the net gains of €206 million for the nine months ended September 30, 2008, due primarily to the result of lower activity given market volatility.

Other income (expenses) of this business area for the nine months ended September 30, 2009 was €324 million, a 2.6% increase over the €315 million recorded for the nine months ended September 30, 2008.

As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2009 was €5,293 million, a 0.1% increase over the €5,290 million recorded for the nine months ended September 30, 2008.

Administration costs of this business area for the nine months ended September 30, 2009 was €1,752 million, a 5.9% decrease from the €1,861 million recorded for the nine months ended September 30, 2008, due primarily to the Group’s transformation plan, which helped to reduce wages and salaries, and thorough continued streamlining of the branch network.

Impairment on financial assets (net) of this business for the nine months ended September 30, 2009 was €1,595 million, a 163.0% increase over the €607 million recorded for the nine months ended September 30, 2008, due primarily to the significant increase in non-performing assets as a result of the economic downturn. The business area’s non-performing assets ratio increased to 4.0% as of September 30, 2009 from 1.9% as of September 30, 2008.

On September 25, 2009, BBVA sold 948 fixed assets (mainly branch offices and various individual properties) to a third-party real estate investor.  At the same time, BBVA signed a sale and leaseback long-term contract with such investor, which includes an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (in most cases, the termination date of each lease agreement). The price of sale was €1,154 million, generating capital gains of approximately €830 million, recorded in the line item “Other gains (losses)” under the heading “Provisions (net) and other gains (losses)”.

As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2009 was €2,672 million, a 2.9% decrease from the €2,750 million recorded for the nine months ended September 30, 2008.

Income tax of this business area for the nine months ended September 30, 2009 was €795 million, a 4.7% decrease from the €834 million recorded for the nine months ended September 30, 2008, primarily as a result of the decrease in income before tax.

As a result of the foregoing, net income attributed to parent company of this business area for the nine months ended September 30, 2009 was €1,877 million, a 2.1% decrease from the €1,916 million recorded for the nine months ended September 30, 2008.

Wholesale Banking and Asset Management

For internal management purposes, “Net interest income” and “net gains (losses) on financial assets and liabilities and exchange differences” for this business area are analyzed together. Net interest income includes the cost of funding of the market operations whose revenues are accounted for in the heading “Net gains (losses) on financial assets and liabilities and exchange differences”.

Net interest income for the nine months ended September 30, 2009 was €871 million, a 75.9% increase over the €495 million recorded for the nine months ended September 30, 2008. Net gains (losses) on financial assets and liabilities and exchange differences amounted to losses of €13 million, compared to gains of €310 million for the nine months ended September 30, 2008. The sum of these headings for the nine months ended September 30, 2009 was €858 million, a 6.6% increase over the €805 million recorded for the nine months ended September 30, 2008, due primarily to active price management and an increase in the number of customer transactions.

Net fees and commissions of this business area amounted to €389 million for the nine months ended September 30, 2009, a 24.9% increase from the €311 million recorded for the nine months ended September 30, 2008, due to the fact that the area has increased its strategic focus on customers with the potential to generate high business volumes.

Other income (expenses) of this business area for the nine months ended September 30, 2009 was €156 million, a 57.6% decrease from the €371 million recorded for the nine months ended September 30, 2008, primarily reflecting the gains recognized on the sale of ownership interests in Gamesa in 2008.

As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2009 was €1,403 million, a 5.6% decrease over the €1,487 million recorded for the nine months ended September 30, 2008.

Administration costs of this business area for the nine months ended September 30, 2009 was €381 million, a 4.4% increase from the €365 million recorded for the nine months ended September 30, 2008.

Impairment on financial assets (net) of this business for the nine months ended September 30, 2009 was a recovery of provision of €53 million compared to an impairment of €205 million recorded for the nine months ended September 30, 2008, due to this area requiring less provisions owing to the decline in the loan portfolio and to the focus on customers of greater credit-worthiness (which is also boosting transactional business).  The business area’s non-performing assets ratio increased to 0.8% as of September 30, 2009 from 0.1% as of September 30, 2008.

 As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2009 was €1,066 million, a 16.0% increase from the €919 million recorded for the nine months ended September 30, 2008.

Income tax of this business area for the nine months ended September 30, 2009 was €293 million, a 70.6% increase from the €172 million recorded for the nine months ended September 30, 2008.

Net income for the nine months ended September 30, 2009 was €773 million, a 3.5% increase from the €747 million recorded for the nine months ended September 30, 2008.

As a result of the foregoing, net income attributed to parent company of this business area for the nine months ended September 30, 2009 was €770 million, a 3.7% increase from the €742 million recorded for the nine months ended September 30, 2008.

Mexico

The average Mexican peso to euro exchange rate for the nine months ended September 30, 2009 decreased  by 14.1% compared to the average exchange rate for the nine months ended September 30, 2008 resulting in a positive exchange rate effect on the income statement for the nine months ended September 30, 2009.

Net interest income of this business area for the nine months ended September 30, 2009 was €2,505 million, a 10.8% decrease from the €2,809 million recorded for the nine months ended September 30, 2008. At constant exchange rates, net interest income climbed 3.9% year-on-year, due primarily to the strong performance in retail banking (where demand deposits and customer loans both registered growth), as well as an active pricing policy. Positive price management has helped the area offset the current product-portfolio’s lower contribution to net interest income.

Net fees and commissions of this business area amounted to €805 million for the nine months ended September 30, 2009, a 14.8% decrease from the €944 million recorded for the nine months ended September 30, 2008,  due to the lower pace of growth in credit cards.

Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2009 was €310 million, a 2.0% decrease from the net gains of €316 million for the nine months ended September 30, 2008. The nine months ended September 30, 2008 included non-recurring gains from the sales of shares in the initial public offering of Visa Inc. and there was no comparable transaction in the same period of 2009.

Other income (expenses) of this business area for the nine months ended September 30, 2009 was €102 million, a 49.9% increase over the €69 million recorded for the nine months ended September 30, 2008, due primarily to an increase in income from the pension and insurance businesses.

As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2009 was €3,722 million, a 10.0% decrease from the €4,138 million recorded for the nine months ended September 30, 2008.

Administration costs of this business area for the nine months ended September 30, 2009 was €1,110 million, a 14.2% decrease from the €1,293 million recorded for the nine months ended September 30, 2008. In the latter part of 2008 we instituted certain cost-control programs to limit the rate of local currency growth in administration costs in this business area, whose effects began to be felt in 2009.

Impairment on financial assets (net) of this business for the nine months ended September 30, 2009 was €1,097 million, a 44.9% increase over the €758 million recorded for the nine months ended September 30, 2008, due primarily to increases from the consumer loan and credit card segments due to a general deterioration in economic conditions. The business area’s non-performing assets ratio increased to 4.0% as of September 30, 2009 from 2.7% as of September 30, 2008.

As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2009 was €1,443 million, a 28.1% decrease from the €2,007 million recorded for the nine months ended September 30, 2008.

Income tax of this business area for the nine months ended September 30, 2009 was €340 million, a 28.5% decrease from the €475 million recorded for the nine months ended September 30, 2008, primarily as a result of the decrease in income before tax.

Net income for the nine months ended September 30, 2009 was €1,103 million, a 28.0% decrease from the €1,532 million recorded for the nine months ended September 30, 2008.

Net income attributed to parent company of this business area for the nine months ended September 30, 2009 was €1,101 million, a 28.1% decrease from the €1,531 million recorded for the nine months ended September 30, 2008.

United States

The average dollar to euro exchange rate for the nine months ended September 30, 2009 increased by 11.4% to the average exchange rate for the nine months ended September 30, 2008 resulting in a negative exchange-rate effect on the income statement for the nine months ended September 30, 2009.

Net interest income for the nine months ended September 30, 2009 was €1,100 million, a 14.2% increase over the €963 million recorded for the nine months ended September 30, 2008, due to increased volumes of activity, a lower average dollar/euro, exchange rate and our active pricing policy.

Net fees and commissions of this business area amounted to €411 million for the nine months ended September 30, 2009, a 2.5% increase from the €401 million recorded for the nine months ended September 30, 2008.

Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2009 was €135 million, a 36.1% increase from the net gains of €99 million for the nine months ended September 30, 2008.

Other income (expenses) of this business area for the nine months ended September 30, 2009 was a loss of €26 million compared to a gain of €18 million recorded for the nine months ended September 30, 2008, due primarily to higher contributions to the deposit guarantee fund, as a result of the one-off $28 million contribution made during the second quarter of 2009 to the Federal Deposit Insurance Corporation (FDIC).

As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2009 was €1,620 million, a 9.3% increase over the €1,481 million recorded for the nine months ended September 30, 2008.

Administration costs of this business area for the nine months ended September 30, 2009 was €805 million, a 2.5% increase over the €785 million recorded for the nine months ended September 30, 2008, primarily as a result of the exchange rate effects described above.

Impairment on financial assets (net) of this business for the nine months ended September 30, 2009 was €479 million compared with €252 million recorded for the nine months ended September 30, 2008, due to the write off impaired assets in light of the country’s economic situation. The business area’s non-performing assets ratio  increased to 3.9% as of September 30, 2009 from 2.7% as of September 30, 2008.

As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2009 was €150 million, a 44.7% decrease from the €272 million recorded for the nine months ended September 30, 2008.

Income tax of this business area for the nine months ended September 30, 2009 was €47 million, a 45.9% decrease from the €87 million recorded for the nine months ended September 30, 2008.

As a result of the foregoing, net income attributed to parent company of this business area for the nine months ended September 30, 2009 was €103 million, a 44.1% decrease from the €184 million recorded for the nine months ended September 30, 2008.

In addition on August 21, 2009, BBVA Compass announced that it acquired the banking operations of Guaranty Bank based in Austin, Texas from the Federal Deposit Insurance Corporation (FDIC), effective immediately. BBVA Compass acquired $12.0 billion of assets and assumed $11.5 billion of deposits and entered into a loss sharing agreement with the FDIC that covers all of the acquired loans, where the FDIC will bear 80% of the first $2.3 billion of losses and 95% of the losses above that threshold. At the date of acquisition, Guaranty Bank operated 105 branches in Texas and 59 branches in California.

The acquisition results in BBVA Compass being the 15th largest U.S. commercial bank in terms of deposits with approximately $49 billion in deposits and operations in seven high growth markets in the Sunbelt: Texas, Alabama, Arizona, California, Florida, Colorado and New Mexico. This strategic acquisition significantly strengthens BBVA Compass’ existing presence in Texas, solidifying its ranking as the 4th largest bank in Texas based on its deposit market share, which increased from 4.9% to 6.4% as a result of the acquisition. The acquisition also extends BBVA Compass’ general banking business into the California market.

South America

For the nine months ended September 30, 2009, the appreciation of the currencies in Venezuela and Peru positively affected the results of operations of our subsidiaries in such countries in euro terms, which was offset in part by the depreciation of the currencies in Argentina, Colombia and Chile against the euro.

Net interest income for the nine months ended September 30, 2009 was €1,822 million, a 17.3% increase over the €1,554 million recorded for the nine months ended September 30, 2008, due to larger business volumes and more favorable customers spreads.

Net fees and commissions of this business area amounted to €619 million for the nine months ended September 30, 2009, a 10.5% increase from the €561 million recorded for the nine months ended September 30, 2008, mainly due to an increase in banking commissions due primarily to larger business volumes.

Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2009 was €360 million, a 121.6% increase from the net gains of €163 million for the nine months ended September 30, 2008, due to recovery in the financial markets, which enabled some entities to realize capital gains on their fixed income portfolios as well as higher returns on proprietary trading positions held by the pension fund managers and insurance providers.

Other income (expenses) of this business area for the nine months ended September 30, 2009 was a loss of €1 million compared to a gain of €6 million recorded for the nine months ended September 30, 2008.

As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2009 was €2,800 million, a 22.6% increase over the €2,284 million recorded for the nine months ended September 30, 2008.

Administration costs of this business area for the nine months ended September 30, 2009 was €1,031 million, a 8.4% increase from the €951 million recorded for the nine months ended September 30, 2008, due primarily to growth rates that were in line with average inflation in the region.

Impairment on financial assets (net) of this business for the nine months ended September 30, 2009 was €310 million compared with €212 million recorded for the nine months ended September 30, 2008, due to generic provisions attributable to the rise in lending volume as under Bank of Spain rules recently-made loans require higher generic provisions than older loans in our portfolio. The business area’s non-performing assets ratio increased to 2.8% as of September 30, 2009 from 2.0% as of September 30, 2008.

As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2009 was €1,365 million, a 31.2% decrease from the €1,041 million recorded for the nine months ended September 30, 2008.

Income tax of this business area for the nine months ended September 30, 2009 was €316 million, a 28.2% increase from the €247 million recorded for the nine months ended September 30, 2008.

As a result of the foregoing, net income attributed to parent company of this business area for the nine months ended September 30, 2009 was €689 million, a 27.8% decrease from the €539 million recorded for the nine months ended September 30, 2008.

Corporate Activities

Net interest income for the nine months ended September 30, 2009 was a gain of €301 million compared to a loss of €769 million recorded for the nine months ended September 30, 2008, due primarily to the favorable impact of lower interest rates and active balance sheet management.

Net fees and commissions of this business area was a loss of €80 million for the nine months ended September 30, 2009, compared to a loss of €17 million recorded for the nine months ended September 30, 2008

Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2009 was €179 million, a 45.0% decrease from the net gains €325 million for the nine months ended September 30, 2008.

Other income (expenses) of this business area for the nine months ended September 30, 2009 was €137 million, a 30.1% decrease from the net gains €201 million recorded for the nine months ended September 30, 2008.

As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2009 was €540 million compared to a loss of €260 million recorded for the nine months ended September 30, 2008.

Administration costs of this business area for the nine months ended September 30, 2009 was €497 million, a 2.5% increase from the €485 million recorded for the nine months ended September 30, 2008.

Impairment on financial assets (net) of this business for the nine months ended September 30, 2009 was €258 million compared with €47 million recorded for the nine months ended September 30, 2008, due primarily to the increase of country risk provisions related to Brazil due to the reclassification of Brazil as a “country with transitory difficulties” by the Bank of Spain.

Provision (net) and other gains (losses) for the nine months ended September 30, 2009 was a loss of €377 million, compared with a gain of €217 million for the nine months ended September 30, 2008. This decrease was primarily due to impairment charges for investments in tangible assets and inventories from our real estate businesses during the nine months ended September 30, 2009.  The nine months ended September 30, 2008 included the gross gain of €727 million from the sale of our stake in Bradesco, which was offset in part by a one-off charge of €470 million related to early retirements.

As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2009 was a loss of €746 million, a 7.9% increase from the loss of €691 million recorded for the nine months ended September 30, 2008.

Income tax of this business area for the nine months ended September 30, 2009 was €373 million, a 30.8% increase from the €286 million recorded for the nine months ended September 30, 2008.

As a result of the foregoing, net income attributed to parent company of this business area for the nine months ended September 30, 2009 was a loss of €361 million, a 39.1% decrease from the €592 million recorded for the nine months ended September 30, 2008.

Recent developments

On September 29, 2009, the BBVA Board of Directors agreed to appoint D. Ángel Cano Fernández as President and Chief Operating Officer, in substitution of D. José Ignacio Goirigolzarri Tellaeche who leaves the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagon Navas
Name:	Javier Malagon Navas
Title:	Authorized representative of BBVA